1293-2(6)#: 82-2306

CONSOLIDATED GLOBAL CABLE SYSTEMS, INC.

Suite 1400 - 400 Burrard Street
Vancouver, B.C.
V6C 3G2

Tel: (604) 689-1743
Fax: (604) 643-1789

FEB 22 2002

02015410

January 16, 2002 **Symbol: CDNX:GCS**

NEWS RELEASE

Consolidated Global Cable Systems, Inc. (the"Company") has completed the previously announced non-brokered private placement of 322,580 units of the Company at $0.31 per unit, with each unit to consist of one share and one share purchase warrant exercisable to purchase an additional share of the Company at $0.41 per share for a two year period. The shares forming part of the units and the shares acquired on exercise of the warrants will be subject to a hold period expiring on May 16, 2002.

Proceeds of this private placement will be used for general working capital.

On behalf of the Board of Directors of
CONSOLIDATED GLOBAL CABLE SYSTEMS, INC.

Stuart W. Rogers
Director

SUPPL

PROCESSED
MAR 05 2002
THOMSON
FINANCIAL

The contents of this news release have neither been approved nor disapproved by the Canadian Venture Exchange

dw 3/26

12g3-2(b)#: 82-2306

CONSOLIDATED GLOBAL CABLE SYSTEMS, INC.
Suite 1400 - 400 Burrard Street
Vancouver, B.C.
V6C 3G2

Tel: (604) 689-1743
Fax: (604) 643-1789

January 17, 2002 **Symbol: CDNX:GCS**

NEWS RELEASE

Further to the Company's news release of October 26, 2001, the standstill agreement with Enercon Technologies, Inc. ("Enercon") has now expired, with no agreement having been reached.

On behalf of the Board of Directors of
CONSOLIDATED GLOBAL CABLE SYSTEMS, INC.

Stuart Rogers

Stuart W. Rogers
Director

The contents of this news release have neither been approved nor disapproved by the Canadian Venture Exchange